Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kobex Minerals Inc. (the “Issuer”)
(formerly IMA Exploration Inc.)
#1700 - 700 West Pender Street
Vancouver, BC  V6C 1G8
Phone:  (604) 688-9368

2.	Date of Material Change

June 21, 2011

3.	Press Release

The press release was released on June 21, 2011 through various approved public media and filed with the TSX Venture Exchange, the NYSE AMEX Exchange and the British Columbia, Alberta, Ontario Securities Commissions and the Autorité des marchés financiers in Quebec.

4.	Summary of Material Change(s)

The Company announced the results of the Company’s AGM held on June 20, 2011 that the shareholders approved all motions put forth at the meeting.

5.           Full Description of Material Change

See attached news release.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

Samuel Yik,
Chief Financial Officer
Phone: (604) 688-9368

9.	Date of Report

June 23, 2011

Suite 1700 -700 West Pender Street, Vancouver, BC, Canada V6C 1G8
Tel: 604.688.9368   •   Fax:  604.688.9336
www.kobexminerals.com • investor@kobexminerals.com • TSX.V | NYSE Amex: KXM

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-AMEX: KXM

NEWS RELEASE

Kobex Announces Results of AGM

Vancouver, BC – June 21, 2011 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE AMEX:KXM,) is pleased to announce the results of the Company’s Annual General Meeting of Shareholders (“Meeting”) held in Vancouver, British Columbia on June 20, 2011.  The shareholders approved all motions put forth at the Meeting including the appointment of KPMG LLP, Chartered Accountants, as the Company’s independent auditors, and the confirmation of the Company’s Stock Option Plan.

The shareholders re-elected Roman Shklanka, Alfred Hills, James O’Rourke, Alexander Davidson, and Michael Atkinson to the Company’s Board of Directors (“Board”).

Former director Stuart “Tookie” Angus did not stand for re-election and the Board would like to thank Mr. Angus for his service to the Company.

Kobex is a Vancouver based publically traded mineral exploration company and is well funded with over $38 million of cash on hand and about $40 million in working capital.  The Company is looking to acquire advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential.   The Company also holds properties near Watson Lake in southeast Yukon, and is reviewing its alternatives for the properties given their exploration potential and the Territory’s current favourable exploration climate.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Samuel Yik, Chief Financial Officer
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

The TSX Venture Exchange and the NYSE AMEX have not reviewed and do not accept responsibility for the adequacy or accuracy of this news release.

Terminal City Club Tower, Suite709-837 West Hastings Street, Vancouver, BC, Canada V6C 3N6
Tel: 604.687.1828   •   Fax:  604.687.1858 • Toll Free: 1.800.901.0058
www.imaexploration.com • info@imaexploration.com • TSX.V | AMEX: IMR